Exhibit 99.1

Interim Consolidated Financial Statements

(unaudited)

SciVac Ltd.

For the Six Months Ended June 30, 2015

1

SciVac Ltd.

Interim Consolidated Financial Statements

(unaudited)

For the Six Months Ended June 30, 2015

- - - - - - - - - -

2

SciVac Ltd.

Interim consolidated statements of financial position (unaudited)

U.S. dollars in thousands

	Notes	As of June 30 2015	As of December 31 2014

CURRENT ASSETS

Cash and cash equivalents		$21	$393
Trade accounts receivable		412	322
Inventory	3	1,661	1,831
Other current assets		547	480

Total current assets		2,641	3,026

NON-CURRENT ASSETS

Long-term deposits		96	96
Property and equipment	4	1,792	1,725
Intangible assets	5	309	454

TOTAL ASSETS		$4,838	$5,301

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Trade accounts payable		$900	$445
Deferred revenues	7	1,636	1,704
Other current liabilities	6	1,049	930

Total current liabilities		3,585	3,079

NON-CURRENT LIABILITIES

Liabilities for severance pay, net		34	30
Related parties	7	11,737	9,779
Deferred revenues	7	1,678	1,826

TOTAL LIABILITIES		17,034	14,714

EQUITY

Share capital	8	-	-
Additional paid-in capital		47,228	47,115
OCI reserves		(851)	(948)
Accumulated deficit		(58,573)	(55,580)

Total equity		(12,196)	(9,413)

TOTAL LIABILITIES AND EQUITY		$4,838	$5,301

See accompanying notes

These interim consolidated financial statements were approved on August 13, 2015 by:

“Dr. Curtis Lockshin” (signed)	“James J. Martin” (signed)
Dr. Curtis Lockshin, CEO and Director	James J. Martin, CFO

3

SciVac Ltd.

Interim consolidated statements of loss and comprehensive loss (unaudited)

U.S. dollars in thousands, except share and per share information

	Six months ended June 30		Three months ended June 30
	2015	2014	2015	2014

Revenues (note 7)	$861	$1,349	$438	$446
Cost of revenues	1,728	2,012	978	996
Gross loss	(867)	(663)	(540)	(550)

General, administrative and selling	1,847	1,340	1,109	649
Research and development	226	260	111	137
Operating loss	(2,940)	(2,263)	(1,760)	(1,336)

Financial expenses (income)	184	162	(534)	(24)

Loss before tax	(3,124)	(2,425)	(1,226)	(1,312)

Income tax benefit (note 7)	131	101	69	34
Net loss for the period	$(2,993)	$(2,324)	$(1,157)	$(1,278)

OTHER COMPREHENSIVE INCOME

Items that will not be reclassified subsequently to profit or loss:

Exchange differences resulting from translating the consolidated financial statements to the presentation currency	(183)	(122)	(485)	(142)

Total other comprehensive loss for the period	(183)	(122)	(485)	(142)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(3,176)	$(2,446)	$(1,642)	$(1,420)

Basic and diluted net loss per share	$(24.1)	$(20.75)	$(9.32)	$(11.35)

Weighted average number of shares outstanding	124,200	112,000	124,200	112,600

See accompanying notes

4

SciVac Ltd

Interim consolidated statements of changes in equity (unaudited)

U.S. dollars in thousands, except share information

	Number of ordinary shares	Share capital			Additional paid- in capital	OCI reserves	Accumulated deficit	Total Equity

BALANCE AS OF DECEMBER 31, 2014	124,200	$	*	)	$47,115	$(948)	$(55,580)	$(9,413)

Capital contribution in respect of related party loans, net of taxes					393			393
Loss for the period							(2,993)	(2,993)
Other comprehensive loss for the period						(183)		(183)

BALANCE AS OF JUNE 30, 2015	124,200		*	)	47,508	(1,131)	(58,573)	(12,196)

BALANCE AS OF DECEMBER 31, 2013	111,200		*	)	21,256	(1,969)	(49,908)	(30,621)

Conversion of capital notes to equity			*	)	23,972			23,972
Capital contribution in respect of related party loans, net of taxes					304			304
Issue of shares	13,000		*	)	529			529
Loss for the period							(2,324)	(2,324)
Other comprehensive income for the period						(122)		(122)

BALANCE AS OF JUNE 30, 2014	124,200	$	*	)	$46,061	$(2,091)	$(52,232)	$(8,262)

*) represents amount lower than $1

See accompanying notes

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SciVac Ltd

Interim consolidated statements of cash flows (unaudited)

U.S. dollars in thousands

	Six months ended June 30
	2015	2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period	$(2,993)	$(2,324)

Income and expenses items not involving cash flows
Depreciation and amortization	355	219
Deemed interest on related party loans	469	212
Increase (decrease) in accrued severance pay, net	3	(84)
	828	347

Change in non-cash working capital, net (Note 9)	(40)	1,096

Net cash used in operating activities	(2,205)	(881)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment	(215)	(213)
Decrease in restricted deposits and short-term deposits, net	23	-

Net cash used in by investing activities	(192)	(213)

CASH FLOWS FROM FINANCING ACTIVITIES

Line of credit	-	(34)
Loan from related parties	2,025	1,588

Net cash provided by financing activities	2,025	1,554

Increase (decrease) in cash and cash equivalents	(372)	461

Cash and cash equivalents at the beginning of the period	$393	$2

Change in cash accounts held in foreign currency	$-	$(30)

Cash and cash equivalents at the end of the period	$21	$433

See accompanying notes

Cash flow information – Note 9

6

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

For the six months ended June 30, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 1 – Nature of operations and going concern

a)	SciVac Ltd. (“SciVac” or “the Company”) was incorporated in Israel and commenced operations on April 18, 2005. The Company is a biopharmaceutical company that develops, manufactures and markets recombinant human health care biotechnology derived products. The Company’s current product is a 3rd generation Hepatitis B vaccine from thawing of working cell bank.

Until February 14, 2012, the Company was a wholly-owned subsidiary of Scigen Ltd. (a Singapore entity) (“SciGen Singapore”). On February 14, 2012, SciGen Singapore sold its shares in SciVac to a new shareholder, FDS Pharma LLP (“FDS”) and FDS also acquired the Company’s debt owed to SciGen Singapore and certain technology for a total consideration of $2,000.

Pursuant to the Share and Debt Purchase agreement (“SDPA”), on October 16, 2012, FDS sold 45% of the Company, to OPKO Israel. On January 1, 2014, OPKO Israel transferred its holdings in SciVac (55,600 ordinary shares) to OPKO Health Inc. (“OPKO Health”).

On November 5, 2014, SciVac’s board of directors authorized the formation of a wholly owned subsidiary, SciVac USA LLC incorporated in the United States (“SciVac US”). The Articles of formation of SciVac US were filed on November 26, 2014.

The Company’s registered and principal office is located at POB 580, Rehovot, Israel.

b)	On November 11, 2014, the Company entered into a term sheet with Levon Resources Ltd. (“Levon”), a company incorporated in Canada.

Further to the Levon Term Sheet on March 20, 2015, the Company entered into an Arrangement Agreement (“Arrangement Agreement”) with Levon and 1027949 B.C. Ltd. (“Spinco”), whereby upon closing (i) Levon will transfer and assign the assets and liabilities listed in the Arrangement Agreement (except for cash of CAD$ 27 million) to Spinco; (ii) Levon’s current shareholders will hold shares of Spinco as well as an aggregate number of shares of Levon equal to 31.6% on an issued and outstanding basis; (iii) the Company’s current shareholders will transfer their holdings in the Company to Levon and the Company will become a wholly owned subsidiary of Levon; and (iv) the Company’s current shareholders will be issued such number of shares of Levon representing 68.4% of Levon on an issued and outstanding basis.

The Arrangement Agreement was approved by the Board as well as the shareholders of the Company on March 19, 2015 and completed on July 9, 2015. Concurrently, Levon changed its name to SciVac Therapeutics Inc.

c)	On June 30, 2015, the Company completed a share split of its ordinary shares par value NIS 1.00on the basis of 100 post-split ordinary share for every 1 pre-split ordinary share (the “Share Split”), resulting in 124,200 ordinary shares par value NIS .01 each (each an “Ordinary Share”) issued and outstanding as of June 30, 2015. All figures as to the numbers of ordinary shares, stock options, as well as loss per share in these interim consolidated financial statements have been retroactively restated to present the post-split amounts.

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SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

For the six months ended June 30, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 1 – Nature of operations and going concern (continued)

d)	The Company has a limited operating history and faces a number of risks, among them: uncertainties regarding demand and market acceptance of the Company’s products, reliance on major customers, the effects of technological changes, competition, and the nature of the Company’s distribution channels.

The Company anticipates that it will continue to incur significant operating costs and losses in connection with the development of its products and with increased business development efforts.

The Company has an accumulated deficit of $58,573 as of June 30, 2015 (December 31, 2014 - $55,580) and negative cash flows from operating activities of $ 2,205 (2014 - $881) for the six months ended June 30, 2015. The Company does not have sufficient resources to carry out its principal activities without financial support from its shareholders and it is dependent upon future and continuous financing from its shareholders. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

The interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Note 2 – Significant accounting policies

a)	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited consolidated financial statements, for the year ended December 31, 2014.

We have consistently applied the same accounting policies for all periods presented in these interim consolidated financial statements as those used in our audited consolidated financial statements for the year ended December 31, 2014.

b)	Basis of measurement

These interim consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and liabilities that are measured at fair value. The currency of the primary economic environment in which the Company’s operations are conducted is the Israeli New Shekel (“NIS”) which is determined to be its functional currency. The Company’s results and financial position are translated into its presentation currency, the U.S. dollar.

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SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

For the six months ended June 30, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 2 – Significant accounting policies (continued)

c)	New standards, interpretations and amendments

New and revised IFRSs in issue but not yet effective:

●	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final and complete version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company believes that the amendments to IFRS 9 are not expected to have a material impact on its consolidated financial statements.

●	IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

●	Step 1: Identify the contract(s) with a customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

IFRS 15 is to be applied on annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company has yet to determine if the implementation of IFRS 15 will result in a significant impact on its consolidated financial statements.

9

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

For the six months ended June 30, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 3 – Inventory

	As of June 30, 2015	As of December 31, 2014

Finished goods	53	62
Work-in-process	583	632
Raw materials	1025	1,137
	1,661	1,831

Note 4 – Property and equipment

	Furniture and office equipment	Machinery and equipment	Computer equipment	Leasehold improvements	Total
As of June 30, 2015
Cost:
Balance as of 1/1/15	41	752	70	1,751	2,614
Additions		182	32	1	215
Balance as of 30/6/15	41	934	102	1,752	2,829

Accumulated depreciation:
Balance as of 1/1/15	(7)	(148)	(30)	(585)	(770)
Depreciation current period	(2)	(56)	(12)	(133)	(203)
Balance as of 30/6/15	(9)	(204)	(42)	(718)	(973)

Net balance as of 30/6/15	32	730	60	1,034	1,856
Currency translation adjustments					(64)
Net balance after translation adjustments					1,792

As of December 31, 2014
Cost:
Balance as of 1/1/14	33	229	39	1,395	1,696
Additions	8	523	31	356	918
Balance as of 31/12/14	41	752	70	1,751	2,614

Accumulated depreciation:
Balance as of 1/1/14	(4)	(87)	(12)	(337)	(440)
Depreciation for the year	(3)	(61)	(18)	(248)	(330)
Balance as of 31/12/14	(7)	(148)	(30)	(585)	(770)

Net balance as of 31/12/14	34	604	40	1,166	1,844
Currency translation adjustments					(119)
Net balance after translation adjustments					1,725

10

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

For the six months ended June 30, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 5 – Intangible assets

	As of June 30, 2015	As of December 31, 2014

Cost:
License	584	567
Intellectual property	94	91
	678	658

Less - accumulated amortization	(369)	(204)

Net book value	309	454

Note 6 – Other current liabilities

	As of June 30, 2015	As of December 31, 2014

Accrued expenses	578	354
Employees and payroll accruals	316	312
Government authorities	155	264
	1,049	930

Note 7 – Related parties

a)	Transactions with related parties

	Six months ended June 30		Three months ended June 30
	2015	2014	2015	2014
Revenue	491	577	179	4
Financial expenses	173	109	(548)	(54)

b)	Balances with related parties

	As of June 30, 2015	As of December 31, 2014
Loans	11,183	9,265
Capital note	554	514
Short- term deferred revenue	1,636	1,704
Long- term deferred revenue	1,678	1,826

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SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

For the six months ended June 30, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 7 – Related parties (continued)

c)	Related party details

i.	During the six months ended June 30, 2015, the Company received loans from its shareholders and their affiliates in the amount of approximately $2,025. These loans either bear no interest or bear interest at the rate of 4.5% per annum. The loans are repayable within one year from date of receipt but are automatically extended for an additional year unless otherwise agreed between the parties. The Company calculated the fair value of these loans in the amount of $1,501. The differences between the principal amount of the loan and their fair value in the amount of $524 to be expensed over the term of the loan, were recorded as an increase in equity, net of income taxes of $131.

ii.	Pursuant to the Share and Debt Purchase Agreement dated June 5, 2012, by and between the Company, FDS, Opko Holdings Israel Ltd. (“OPKO Israel”), Opko Cayman and OPKO Health (the “SDPA”), on October 16, 2012, OPKO Israel acquired 45% stock ownership in the Company from FDS and OPKO Inc. acquired half of the debt that the Company owes FDS. On October 16, 2012, the Company also entered into an Assignment and Assumption Agreement with FDS and SciGen Singapore (the “Assignment and Assumption Agreement”), the Company acquired the rights to the license from FDS and therefore assumed all of FDS’s obligations vis-à-vis SciGen Singapore under (a) the License Agreement between SciGen Singapore and Savient Pharmaceuticals Inc. (“Savient”), and (b) the Assignment Agreement between FDS and SciGen Singapore dated February 14, 2012 (the “Assignment Agreement”). The License Agreement was assigned by Savient to Ferring International Center S.A. (“Ferring”) on July 18, 2005. Included among these obligations is the requirement to pay SciGen Singapore the sum of $1,500 in addition to the $150 already remitted to SciGen Singapore by FDS. The FV of the license as determined by an independent appraiser was $578 and the difference ($1,072) between the FV and the amount paid to Sci Gen on behalf of FDS was accounted for as a reduction of equity.

iii.	As part of the SDPA, the Company and SciGen Singapore entered into a Pledge Agreement and a Debenture-Floating Charge, both a fixed charge and a floating charge were recorded on the Company’s assets until the entire $1,500 has been remitted to SciGen Singapore. The payment was completed during 2013.

Until February 14, 2012 the related party loan was linked to the Singapore Dollar. This loan was converted into a capital note and issued to FDS on June 12, 2012 and upon the closing of the SDPA, the Company cancelled such capital note and replaced it with capital notes in the amount of $1,207 and NIS 59,979 thousands ($15,419) to each of FDS and OPKO Inc. In addition, the Company undertook remission of $75 to each of FDS and OPKO Israel, in order to repay the amount already remitted by FDS to Ferring under the License Agreement. Since the capital notes with the related parties do not include any interest, the Company calculated the fair value of the deemed interest (approximately $ 13,000 net of income taxes, and reflected it as a discount from the capital notes (to be expensed over the term of the capital notes) with a corresponding credit to additional paid-in capital.

On January 1, 2014 (a) OPKO Israel transferred its 55,600 ordinary shares of SciVac to OPKO Health; (b) OPKO Cayman assigned the capital notes issued to it to OPKO Health.

iv.	On January 1, 2014 the capital notes held by FDS and OPKO Health in the total amount of $2,414 and NIS 119,958 thousands (carrying amount of $23,972) were converted into additional paid-in capital.

v.	On November 15, 2012, the Company entered into separate loan agreements with each of FDS and OPKO Inc. (the “Lenders”), pursuant to which each of the Lenders remitted a loan in the amount of $300 due on November 14, 2013. The loans repayment date is automatically extended, each time for one additional year. The loans bear interest at a rate of 7% per annum.

12

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

For the six months ended June 30, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 7 – Related parties (continued)

c)	Related party details (continued)

vi.	The Company entered into two agreements with Open Joint Stock Company (“OJSC Pharmsynthez”), an affiliated entity of FDS:

●	Exclusive Distribution Agreement between OJSC Pharmsynthez and the Company, dated December 29, 2014.

●	Material Transfer Agreement between the Company, Pharmsynthez OSO and Ferring, dated April 14, 2014.

vii.	On June 19, 2014, the Company entered into a Share Purchase and Loan Agreement with HS Contrarian Investments, LLC (“Contrarian”) and Greenstone Capital, LLC (“Greenstone”), pursuant to which each of Contrarian and Greenstone purchased 5,600 ordinary shares of the Company and received a capital note in the amount of $500 each bearing no interest. The repayment date has not yet been determined but it will not be prior to five years from the date of the capital note of the consideration received $471 was allocated to capital notes using an effective rate of approximately 15%. The balance of $529 was credited to equity. Following this agreement, the current shareholders of the Company are OPKO Health, FDS, Contrarian and Greenstone. Each of OPKO Health and FDS hold approximately 45% of the Company on a fully diluted basis and each of Contrarian and Greenstone hold approximately 5%

viii.	On April 26, 2013, SciVac entered into a Development and Manufacturing Agreement with Xenetic Biosciences plc, a public company organized under the laws of England, Kevelt AS (“Kevelt”), a company incorporated under the laws of Estonia and a wholly owned subsidiary of Pharmsynthez JSC, pursuant to which SciVac agreed to develop the manufacturing process for the production of clinical and commercial quantities of certain materials in drug substance form, containing the active pharmaceutical ingredients Polysialic Acid and human recombinant Dornase Alpha for an aggregate amount of $4,279. The foregoing ingredients relate to SciVac’s development of S-Graft. The parties are subject to certain confidentiality obligations. The original term of the Agreement was for a period of one year commencing on April 26, 2013, but pursuant to the terms of the agreement, the term automatically renews thereafter for successive additional one year periods, unless the parties fail to agree on the terms applicable to any renewal term and either party provides at least 30 days’ prior written notice of non-renewal to the other.

ix.	SciVac entered into a services agreement with OPKO Biologics Ltd. (“OPKO Bio”), dated as of March 15, 2015, pursuant to which SciVac agreed to provide certain aseptic process filling services to OPKO Bio for a term of three years. Payment terms under this agreement are determined in accordance with invoices sent by SciVac to OPKO Bio for services rendered. OPKO Bio may terminate this agreement at any time by providing 60 days prior written notice to SciVac. Either party may otherwise terminate the agreement due to the other party’s insolvency or uncured material breach. The parties are subject to non-solicit obligations during the term of the agreement and for one year thereafter. In addition, neither party may assign the agreement without the prior written consent of the other party.

13

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

For the six months ended June 30, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 7 – Related parties (continued)

c)	Related party details (continued)

x.	On April 20, 2015, the Company entered into a license agreement (the “CLS License Agreement”) with CLS Therapeutics Limited, a Guernsey company (“CLS”), pursuant to which, CLS has granted to SciVac, effective as of the completion of the Arrangement (the “Effective Time”), an exclusive, worldwide, perpetual and fully paid-up license (including the right to sublicense) to all of CLS’ patents, know-how and related improvements with respect to the Deoxyribonuclease enzyme (“DNASE”), including the exclusive right to research, develop, manufacture, have manufactured, use, sell, offer for sale, import, export, market and distribute products with respect to DNASE for all indications, including, without limitation, the prevention and treatment of graft-versus-host disease (“GVHD”) using the DNASE technology (collectively, the “Licensed Technology”).

Pursuant to the CLS License Agreement, SciVac agreed to issue to CLS 67,200   of SciVac, which, at the Effective Time, will become immediately exchangeable pursuant to the Arrangement for ordinary shares of Levon which will result in approximately 19.5% of Levon immediately following completion of the Arrangement. On July 8, 2015 and immediately prior to the completion of the Arrangement, the Company issued 67,200 ordinary shares of the Company to CLS.

SciVac may terminate the CLS License Agreement at any time by providing CLS 30 days’ notice. The CLS License Agreement is not otherwise terminable by either party, other than in the case of an uncured material breach by the other party, the granting of a winding-up order in respect of the other party or upon certain events of bankruptcy or insolvency. The CLS License Agreement additionally includes certain customary confidentiality and indemnification provisions

xi.	On June 30, 2015 and July 8, 2015, FDS entered into two separate share purchase agreements whereby it transferred a total of 36,472 ordinary shares of the Company.

14

SciVac Ltd.

Notes to interim consolidated financial statements (unaudited)

For the six months ended June 30, 2015 with 2014 comparatives

U.S. dollars in thousands

Note 8 – Share capital

On June 30, 2015, the shareholders of the Company approved a 1:100 share split such following   the share split the authorized share capital of the Company consists of NIS 100,000 (One Hundred Thousand New Israeli Shekels) divided into 10,000,000 (Ten Million)  Ordinary Shares,

Note 9 – Cash flow information

Change in non-cash working capital

	Six Months ended 30 June
	2015	2014
Increase in trade account receivable	(76)	(125)
Decrease in inventory	221	60
Increase in other current assets	(72)	(436)
Decrease (increase) in other long-term assets	3	105
Increase (decrease) in related parties	(308)	940
Increase (decrease) in trade account payable	425	(136)
Increase (decrease) in other current liabilities	(34)	688
Decrease in deferred revenues	(199)	-
	(40)	1,096

Non-cash transactions

Capital contribution in respect of related party loans (net of income taxes) in the amount of $393 and $304 for the six months ended June 30, 2015 and 2014, respectively.

Note 10 – Contingencies

a)	From time to time, the Company may be involved in certain claims and litigation arising out of the ordinary course and conduct of business. Management assesses such claims and, if considered likely to result in a loss and, when the amount of the loss is quantifiable, provisions for loss are made, based on management’s assessment of the most likely outcome. The Company does not provide for claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

b)	On August 2, 2015, the Company was served with a Motion to Approve a Class Action (the “Motion”) . The Motion and underlying claim was filed in response to a recall of certain batches of the Company’s Sci-B-VacTM product which was implemented in July 2015 as a precaution and in conjunction with the Israeli Ministry of Health.

Note 11 – Subsequent events

a)	On July 9, 2015, the transaction as contemplated under the Arrangement Agreement was consummated. As part of this transaction, except for the following loans remitted by OPKO, all loans plus the accrued interest thereon were assigned to Levon. The following loans were not assigned: $400, $450, $425 and $200 remitted on March 24, 2015, April 30, 2015, May 21, 2015 and June 29, 2015, respectively. In addition the outstanding capital notes were assigned to Levon. See Note 7(c)(vii)

c)	On July 8, 2015, the Board authorized the issuance of 10,348 ordinary shares to various advisors for services provided to the Company’s shareholders in connection with the Arrangement Agreement.

15